UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10 - SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Sirius Software, Inc.

(Name of Small Business Issuer in its charter)

Nevada	91-1961639
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1025 Robson St, Suite 222, Vancouver, B.C., Canada	V6E 4A9
(Address of principal executive offices)	(zip code)

Issuer's telephone number: (604) 551-5051

Securities to be registered under section 12(b) of the Act:

Title of Each Class to be so registered	Name on each exchange on which each class is to be registered
_______________________________________	________________________________________

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 3,334,500 issued and outstanding as of March 31, 2000.

TABLE OF CONTENTS

Part I

Item 1. Description of Business

A. Business Development and Summary

Sirius Software, Inc. ("Siruis" or the "Company"), was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on March 26, 1999. The articles of the Company authorized the issuance of twenty million (20,000,000) shares of Common Stock at a par value of $0.001 per share. The Company is filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status with the SEC is a necessary step in accomplishing the Company's goal of having its stock listed on the Over-the-Counter Bulletin Board in the future. Consequently, the Company will continue to voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules.

The Company designates developing content-filter software products to establish its business in the software and technology market as its priority for the next twelve (12) months of operations. The Company, however, has limited operating history, and must be considered a developmental stage company. The success of the Company's business depends upon management's ability to develop the Company's proposed software technology. Currently, the Company has no material source of revenues. The potential success of the Company's business concept is unproven, and, to be successful, management of the Company must, among other things, develop and market concepts that achieve broad market acceptance by parents and teachers.

The Company has no products, and hence no revenue, to date, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop its operations to a stage where a decision can be made my management as to whether the project will be successful and what further action should be taken to develop the Company's operations into a profitable enterprise. The Company anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future, but there can be no assurance that the Company will be successful in obtaining additional capital from the sale of its capital stock or in otherwise raising substantial capital.

Much of the discussion contained in this Form 10-SB is "forward looking." Actual results may materially differ from the Company's plans as currently contemplated.

Information concerning all the factors associated with the Company is set forth in this Item 1 and in Items 2 and 3 below. For a complete understanding of such factors, this entire document, including the financial statements and their accompanying notes, should be read in its entirety.

B. Business of Issuer

(1) Principal Products and Services and Principal Markets

The Company seeks to design, develop and market Internet browser-based content management software, which prevents children from accessing undesirable and potentially harmful Internet material. Sirius Software seeks to meet the needs of parents who desire that their children take advantage of the educational resources of the Internet in a safe and friendly environment.

The Company has yet to establish a base of operations, and consequently has no products to date. The markets for the Company's proposed product have only recently begun to develop, are rapidly evolving and are characterized by an increasing number of market entrants who have introduced or developed content filtering products and child-oriented services for use on the Internet. If the market develops more slowly than expected or if the Company's products do not achieve market acceptance, the Company's business, operating results and financial condition may be materially and adversely affected.

(2) Distribution Methods of the Products or Services

The Company believes that its success depends in part upon the strength of distribution channels and the ability of the Company to establish and maintain close access to its customers. The Company intends to develop marketing and distribution channels focused on reaching a broad range of customers in the most cost-effective manner. The Company plans to market its potential products through (i) a focused marketing approach and (ii) various advertising and media channels. The Company intends to continually seek to expand the scope of its marketing channels and to enhance its ability to identify and retain customers. The Company has not yet implemented its proposed marketing plan, but plans to do so in the next six (6) to twelve (12) months.

(3) Status of Any Announced New Product or Service

The Company was organized on March 26, 1999, and has limited operating history. Activities to date have been limited primarily to organization, initial capitalization, finding and securing an appropriate, experienced management team and board of directors, the development of a business plan, and commencing with initial operational plans.

As of March 31, 2000, the Company has developed a business plan, recruited and retained a CEO, and established what steps need to be taken to achieve the results set forth in this Registration Statement. As a start-up and development stage company, the Company has no products currently available nor any new products or services to announce.

(4) Industry Background

The Internet is a global Web of inter-connected computer networks, which enables commercial organizations, educational institutions, government agencies and individuals to communicate frequently, access and share information and conduct business remotely. The emergence of the World Wide Web provides commercial organizations with a new medium with which to publish multi-media documents and other information for public access and to advertise or provide products and services to users. Many such commercial enterprises have established Web sites to enhance these new market opportunities. Customer service, electronic commerce, advertising and market data generation is all being conducted across the World Wide Web.

The openness and accessibility of the Internet allows children to access sites that may not be appropriate for them and may be harmful and dangerous. Most parents have serious concerns about their young children accessing sites that contain pornography, profanity, violence, extreme political views, racism and information on subjects such as manufacturing explosives or drugs.

Security software for children is designed to keep them from accessing undesirable Web sites. Software that is currently available uses either a rating system or a filter (or a combination of both) to block access to undesirable Web sites. However, these methods are not foolproof. The rating systems are not standardized and are only voluntary, meaning that simply choosing to conduct searches with the software switched off easily defeats them.

(6) Customers

The Company seeks to provide software to prevent children from accessing lewd and potentially harmful Internet content. The Company plans to reach customers via direct mail, telemarketing, the Internet and the referral process. Presently, the Company has yet to begin these efforts, but plans to implement these measures in the next approximately six (6) to twelve (12) months. As of December 31, 1999, no sales revenues have been generated by the Company. The Company does not anticipate that its revenues will be dependent, however, on any one or even a few major customers once its revenues begin, however.

(7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company plans to rely primarily on trade secret, trademark and copyright laws, treaties and contractual agreements to protect its potential proprietary rights. The Company also plans to endeavor to keep the results of its research and development program proprietary, as well as to protect its marketed software products against misappropriation and infringement by third parties, but the Company may not in all instances be able to prevent others from misappropriating or infringing upon the Company's proprietary information and software products, without compensation to the Company. The Company intends to maintain the integrity of its proposed tradename, trademarks, copyrights and other proprietary rights against infringement and unfair competition where circumstances warrant.

Policing unauthorized use of the Company's proprietary and other intellectual property rights could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require the Company to enter into costly royalty or licensing arrangements to prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

(8) Regulation

A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. Prohibition and restriction of Internet content could dampen the growth of Internet use, decrease the acceptance of the Internet as a communications and commercial medium, expose the Company to liability, and/or require substantial modification of the Company's products and services, and thereby have a material adverse effect on the Company's business, results of operations and financial condition.

  Effect of Existing or Probable Government Regulations

The Company believes that the regulations governing the online information and marketing industry will not have a material effect on its current operations, which has been limited to developing its services and products and establishing its web presence. However, various federal and state agencies may propose new legislation that may adversely affect the Company's business, financial condition and results of operations.

(12) Employees

As a start up company in the research and development phase the Company presently has no (0) full time employees and one (1) part time employee. The Company's employee is currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employee is good.

(13) Year 2000

Although the Company plans to use only new technologies and systems developed within the past five (5) years, the Company has never viewed this as a guarantee of immunity against the millennium "bug." The Company has developed Year 2000 compliance procedures that Management believes are sufficient for industry standards. A more detailed discussion of the issue and the Company's plans for dealing with it is included in Item 2: Management's Discussion and Plan of Operation.

Item 2. Management's Discussion and Analysis or Plan of Operation

A. Management's Plan of Operation

(1) In its initial approximately nine (9) month operating period ended December 31, 1999, the Company incurred a net loss of $36,008 for selling, general and administrative expenses related to start-up operations. On March 29, 1999, one (1) founding shareholder purchased 3,000,000 shares of the Company's authorized common stock, par value $0.001 per share, for cash. This original stock offering was made pursuant to Section 4(2) of the Securities Act of 1933, as amended. Additionally, on April 5, 1999, the Company completed an offering of three hundred thirty four thousand five hundred (33,450) shares of the common stock of the Company to approximately forty (40) unaffiliated shareholders. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has three million three hundred thirty four thousand five hundred (3,334,500) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately forty one (41) shareholders of record. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. Future operations may be dependent upon the Company's ability to secure sufficient sources of financing. The Company, however, believes it will be able to satisfy its obligations internally for the next six (6) to twelve (12) months from the proceeds of its offering and through any future revenues the Company may experience. The Company does not expect to require additional sources of financing at this time, however, there can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms, in the event the Company requires such financing. There is the possibility that there might not be sufficient funds available over the next twelve (12) months to maintain operations if the cost of conducting operations is substantially greater than estimated by management.

This is a development stage company. The Company believes that its initial revenues will be primarily dependent upon the Company's ability to cost effectively and efficiently provide content filter software to block undesirable and potentially harmful Internet content. The Company designates, as its priorities for the next twelve (12) months of operations, developing and marketing its software to establish its operations in the software and technology market by: (i) developing software, (ii) implementing and successfully executing its business and marketing strategy, (iii) providing superior customer support, (iv) responding to competitive developments and (v) attracting, retaining and motivating qualified personnel. Realization of revenues from sales of the Company's products and technology is vital to its plan of operations. Future revenues and profits will depend upon various factors, including market acceptance of the Company's services, which is the Company's sole source of revenue. There can be no assurance, however, that the Company will be able to compete successfully or that the competitive pressures the Company may face will not have a material adverse effect on the Company's business, results of operations and financial condition. The Company faces all of the risks, expenses and difficulties frequently encountered in connection with the expansion and development of a new business. Additionally, a superior competitive service or technology could force the Company out of business.

The Company uses a significant number of computer software programs and operating systems in its internal operations, including financial business systems and various administrative functions. Although the Company's software applications contain source code that appropriately interpreted the calendar year 2000, failure by the Company to make any future modifications resulting from "Year 2000" glitches could result in systems interruptions or failures that could have a material adverse effect on the Company's business. The Company has not incurred, nor anticipates that it will incur material expenses to make its computer software programs and operating systems "Year 2000" compliant. However, there can be no assurance that unanticipated costs necessary to update software, or potential systems interruptions, will not exceed the Company's expectations and have a material adverse effect on the Company's business, financial condition and results of operations. In addition, failure by key service providers to the Company, such as its Web hosting service provider, to make any future modifications resulting from "Year 2000" could result in systems interruptions or failures that could have a material adverse effect on the Company's business.

As of December 31, 1999, the Company has yet to generate any revenues, and there can be no assurance that the Company will generate revenues over the next six (6) to twelve (12) months of operations.

(3) Management believes that the Company's future growth and success may be largely dependent on its ability to develop, internally through strategic alliances and research and development, or acquire, externally through licensing or purchasing from third party vendors, products and technology to meet the evolving needs of its prospective customers. The Company believes that the long-term success of its service offerings and technology may require substantial research and development.

The Company has yet to incur any research and development costs from March 26, 1999 (date of inception) through December 31, 1999. In addition, the Company does not anticipate incurring any substantial research and development costs through the fiscal and calendar year ending December 31, 2000.

(4) The Company's office space is provided by an officer and director of the Company at no cost to the Company. Otherwise, the Company currently does not have nor expects to purchase any facilities or equipment.

(5) Principal shareholders of the Company have agreed to provide consulting services to the Company without charging consultant or finders' fees.

B. Segment Data

As of December 31, 1999, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3. Description of Property

A. Description of Property

The Company's corporate headquarters are located at 1025 Robson Street, Suite 222, Vancouver, B.C., Canada V6E 4A9. The office space is provided by an officer and director of the Company at no cost to the Company. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by the Company.

Item 4. Security Ownership of Management and Certain Security Holders

A. Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title of Class	Name and Address of Beneficial Owner of Shares	Position	Amount of shares held by Owner	Percent of Class
Common	Blair Wilson	President, Secretary, Treasurer and Director	3,000,000	89.97%
Common	All Executive Officers and Directors as a Group (1 Person)		3,000,000	89.97%

The address for Mr., Wilson is as follows: 1025 Robson Street, Suite 222, Vancouver, B.C., Canada V6E 4A9.

Item 5. Directors, Executive Officers and Significant Employees

A. Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:

Name	Age	Position	Appointed
Blair Wilson	36	President, Secretary, Treasurer and Director	March 29, 1999

B. Work Experience

Blair Wilson, President, CEO - After attending the University of British Columbia and the University of Victoria, he graduated with majors in Economics and Political Science and minors in Mathematics and Computer Science. After graduation, Mr. Wilson went on to article with Ernst & Young Public Accountants, where he obtained his Chartered Accountant's designation. Mr. Wilson then established his own private venture capital firm, having obtained in the process a Level II Chartered Financial Analyst's standing.

Item 6. Executive Compensation

Remuneration of Directors and Executive Officers

The Company does not currently have employment agreements with its executive officer but expects to sign employment agreements with each in the next approximately three (3) months. No executive officer of the Company prior to March 31, 2000 drew a formal salary from the Company. Over the next twelve months, however, each executive officer is expected to draw the following annual compensation. The Company does not currently have a stock option plan.

(1)	Name of Individual or Identity of Group	Capacities in Which Remuneration was Recorded	Annual Compensation
	Blair Wilson	President, CEO	$40,000.00

Item 7. Certain Relationships and Related Transactions

On March 26, 1999, the initial meeting of the Board of Directors convened. At this meeting, the Company accepted a written offer from the following individual: Blair Wilson to purchase a total amount of 3,000,000 shares of Common Stock of the Company, $0.001 par value.

On March 31, 1999, the Company initiated a public offering of securities pursuant to Regulation D, Rule 504, and sold exactly 334,500 shares of Common Stock of the Company, $0.001 par value, at $0.10 per share. The offering was formally closed and all subscriptions were accepted on or before April 5, 1999. The Company's shares are not currently traded on a public exchange. The Company has voluntarily submitted this registration statement with the Commission with the goal of establishing the fully reporting status.

Part II

Item 1. Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

B. Holders

As of March 31, 2000, the Company had approximately 41 stockholders of record.

D. Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E. Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

  Penny-Stock Limitations

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with trades in any stock defined as a "penny stock." The Securities and Exchange Commission (the "Commission") has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq and any equity security issued by an issuer that has: (i) net tangible assets of at least $2,000,000 if such issuer has been in continuous operation for more than three years, (ii) net tangible assets of at least $5,000,000 if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000 if such issuer has been in continuous operation for less than three years.

Unless exempt, for any transaction in a penny stock, the new rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure also has to be made about commissions payable to both the broker/dealer and the registered representative and current quotations of the securities. Finally, monthly statements must be send disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. --10-

Non-NASDAQ stocks would not be covered by the definition of penny stock for (i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous operation for three years); (ii) transaction in which the customer is an institutional accredited investor; and (iii) transactions that are not recommended by the broker/dealer.

In addition, if the Company's securities are not quoted on Nasdaq or the Company does not have $2,000,000 in net tangible assets, trading in the Company's securities would be covered by Rules 15g-1 through 15g-6 promulgated under the Exchange Act for non-Nasdaq and non-exchange listed securities. Under such rules, broker/dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination and obtain the purchaser's written consent prior to sale. Securities are exempt from these rules if the market price of the security is at least $5.00 per share.

Because the Company's Common Stock will likely fall inside the scope of the definition for a penny stock, the market liquidity for the Company's securities could be severely affected. In such event, the regulations on penny stocks could limit the ability of broker/dealers to sell the Company's securities and thus the ability of purchasers of the Company's securities to sell their securities in the secondary market.

Item 3. Recent Sale of Unregistered Securities

On March 26, 1999, the Company issued 3,000,000 shares to Blair Wilson, the President of Company. The shares were fully paid for and non-assessable. Mr. Wilson paid $3,000.00, or $0.001 per share, for his shares and contributed $7,295.00 in capital. As this was a private transaction, only offered to the founder of the Company, it was a transaction by an issuer not involving any public offering. These shares issued by the Company were issued under Section 4(2) of the Securities Act of 1933. On April 5, 1999, the Company completed an offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 334,500 shares of Common Stock to approximately 40 unaffiliated shareholders of record. These shares sold were sold at the price of $0.10 per share. This offering was exempt from registration with the State of Nevada. The offering was sold exclusively in Nevada. The Company sold less than $1 million in a twelve month period. Finally, the Company has a specific business plan, is not an open ended investment company, and, at the time of the 504 offering, was not subject to the reporting requirements of Sections 13 or 15(d) of the Act.

Item 4. Description of Securities

A. Common Stock

(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

  Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

Item 5. Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i)

acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1. Financial Statements

The following documents are filed as part of this report:

G. BRAD BECKSTEAD

Certified Public Accountant

330 E. Warm Springs
Las Vegas, NV 89119
702.528.1984
425.928.2877efax

INDEPENDENT AUDITOR'S REPORT

March 29, 2000

Board of Directors
Sirius Software, Inc.
3110 S. Valley View, Ste. 105
Las Vegas, NV 89102

I have audited the balance sheet of Sirius Software, Inc. (the "Company") (a development stage company), as of December 31, 1999, and the related statements of income, changes in stockholders' equity, and cash flows for the period March 26, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sirius Software, Inc. (a development stage company) as of December 31, 1999, and the results of its operations and its cash flows for the period from March 26, 1999 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has had limited operations and has not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/G. Brad Beckstead, CPA

Sirius Software, Inc. (a Development Stage Company) Balance Sheet December 31, 1999
Assets
Current assets:
Cash	$6,637
Total current assets	6,637
Non-current assets	0
Total Assets	$6,637
Liabilities and Stockholders' Equity
Liabilities	$0
Common stock, $0.001 par value, 20,000,000 shares authorized, 3,334,500 shares issued and outstanding	3,335
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued and outstanding	0
Additional paid-in capital	40,410
Subscriptions receivable	(1,100)
Deficit accumulated during development stage	(36,008)
Total stockholders' equity	6,637
Total Liabilities and Stockholder's Equity	$6,637

See accompanying notes to financial statements

Sirius Software, Inc. (a Development Stage Company) Income Statement For the Period March 26, 1999 (Date of Inception) to December 31, 1999
Revenue	$0
General administrative expenses	36,008
Net loss	$(36,008)
Weighted average number of common shares outstanding	3,334,500
Net loss per share	$0

See accompanying notes to financial statements

Sirius Software, Inc. (a Development Stage Company) Statement of Changes in Stockholders' Equity For the Period March 26, 1999 (Date of Inception) to December 31, 1999
	Common Stock		Subscriptions Receivable	Additional Paid-in Capital	Deficit Accumulated During Development Stage	Total Stockholders' Equity
	Shares	Amount
March 29, 1999 Issued for cash and cancellation of a $10,195 loan	3,000,000	$3,000		$$7,295		$$10,295
March 31, 1999 Issued for cash and services rendered	334,500	335	(1,100)	33,115		32,350
Net loss March 26, 1999 (inception to) December 31, 1999					(36,008)	(36,008)
Balance as of December 31, 1999	3,334,500	$3,335	$(1,100)	$40,410	$(36,008)	$6,637

See accompanying notes to financial statements

Sirius Software, Inc. (a Development Stage Company) Statement of Cash Flows For the Period March 26, 1999 (Date of Inception) to December 31, 1999
Cash flows from operating activities
Net loss	$(36,008)
Adjustments to reconcile net income to net cash provided by operating activities
Net cash used by operating activities	(36,008)
Cash flows from investing activities
Net cash provided (used) by investing activities	0
Cash flows from financing activities
Issuance of capital stock	43,745
Returned checks - subscriptions receivable	(1,100)
Net cash provided by financing activities	42,645
Net increase in cash	6,637
Beginning cash, March 26, 1999 (Date of Inception)	0
Ending cash, December 31, 1999	$6,637
Supplemental disclosures:
Interest paid	$0
Income taxes paid	$0

See accompanying notes to financial statements

Note 1 - History and Organization of the Company

The Company was organized on March 26, 1999 (Date of Inception) under the laws of the State of Nevada, Sirius Software, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

Note 2 - Summary of Significant Accounting Policies

Accounting policies and procedures have not been determined except as follows:

  The Company uses the accrual method of accounting.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

  The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of December 31, 1999.

  Earnings per share (EPS) is computed using the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock and warrants, basic and diluted EPS are the same. The Company had no dilutive common stock equivalents such as stock options as of December 31, 1999.

  The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

  The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight-line method of depreciation.

  The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued.

  The Company has adopted December 31 as its fiscal year end.

Note 3 - Subscriptions Receivable

Subscriptions receivable represents $1,100 of checks received as payment for stock issued, which were returned for non-sufficient funds. Attempts are being made to collect the amounts due; however, there is no assurance that said amounts will be collected. If the amounts are deemed uncollectible, the corresponding certificates will be cancelled and the equity section will be appropriately adjusted.

Note 4 - Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

There is no provision for income taxes for the year ended December 31, 1999, due to the net loss and no state income tax in Nevada.

Note 5 - Stockholders' Equity

On March 29, 1999 the company issued 3,000,000 shares of its $0.001 par value common stock to its director for $100 cash and payment of a loan in the amount of $10,195. Of the total amount, $3,000 is considered capital stock, and $7,195 is considered additional paid-in capital.

On March 31, 1999, the Company initiated a public offering of securities pursuant to Regulation D, Rule 504, and sold exactly 334,500 shares of Common Stock to 40 individual investors for a total of $33,450 ($0.10 per share), of which $27,950 cash was deposited into the Company's account and $5,500 was exchanged for services rendered. Of the total amount, $335 is considered capital stock, $1,100 is subscription receivable, and $33,115 is additional paid-in capital. The offering was formally closed and all subscriptions were accepted on or before April 5, 1999.

There have been no other issuances of common or preferred stock.

Note 6 - Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 7 - Related Party Transactions

The Company does not lease or rent any property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

Note 8 - Warrants and Options

There are no warrants outstanding to acquire any additional shares of common stock.

Note 9 - Year 2000 Issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

Part III

Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)
Exhibit Number	Name and/or Identification of Exhibit
3.	Articles of Incorporation & By-Laws
(a)Articles of Incorporation of the Company filed March 26, 1999
(b)By-Laws of the Company adopted March 29, 1999
4.	Instruments Defining the Rights of Security Holders
No instruments other than those included in Exhibit 3
11.	Statement Re Computation of Per Share Earnings
Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements
23.	Consent of Experts and Counsel
Consents of independent public accountants
27.	Financial Data Schedule
Financial Data Schedule of Sirius Software, Inc. ending December 31, 1999

Item 2. Description of Exhibits
Exhibit Number	Name and/or Identification of Exhibit
3.	Articles of Incorporation & By-Laws
(a)Articles of Incorporation of the Company filed March 26, 1999
(b)By-Laws of the Company adopted March 29, 1999
4.	Instruments Defining the Rights of Security Holders
No instruments other than those included in Exhibit 3
11.	Statement Re Computation of Per Share Earnings
Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements
23.	Consent of Experts and Counsel
Consents of independent public accountants
27.	Financial Data Schedule
Financial Data Schedule of Sirius Software, Inc. ending December 31, 1999

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Sirius Software, Inc.

(Registrant)

Date: March 31, 2000

By:

/s/ Blair Wilson

Blair Wilson, President and Chief Executive Officer